DEWEY BALLANTINE LLP
1301 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6092
TEL 212 259-8000 FAX 212 259-6333
CHRISTOPHER P. PETERSON
212 259 6356
cpeterson@deweyballantine.com
July 20, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	First Albany Companies Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed June 12, 2007
File Nos. 000-14140
Dear Ms. Long:
     On behalf of our client, First Albany Companies Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 12, 2007 (the “Comment Letter”), with respect to the Preliminary Revised Proxy Statement on Schedule 14A filed by the Company with the Commission on June 12, 2007 (File No. 000-14140) (the “Preliminary Revised Proxy Statement”). In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 (the “Proxy Statement”) to the Preliminary Revised Proxy Statement. For the convenience of the Staff, we have enclosed a clean copy of the Proxy Statement and one marked to show changes from the Preliminary Revised Proxy Statement.
     The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy Statement.
General
1.	Please confirm that you will consider the applicability of Rule 13e-3 to the proposed transaction.
NEW YORK     WASHINGTON, D.C.     LOS ANGELES     EAST PALO ALTO     AUSTIN     CHARLOTTE
LONDON     WARSAW     FRANKFURT     MILAN     ROME     BEIJING

United States Securities and Exchange Commission
July 20, 2007

We note the Staff’s comment and have considered the applicability of Rule 13e-3 to the proposed transaction. Rules 13e-3(3)(i) and (ii) provide that a “Rule 13e-3 transaction” is one that involves:
(A) a purchase of any equity security by the issuer of such security or by an affiliate of such issuer;
(B) a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or
(C) a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests and which has either a reasonable likelihood or purpose of producing either of the following effects:
(A) causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) or the Act to be held of record by less than 300 persons; or
(B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.
Rule 13e-3 does not apply because the proposed transaction has neither a reasonable likelihood nor the purpose of causing the Company’s equity securities to be held by less than 300 persons or the equity securities to no longer be listed on any national securities exchange or quoted on an inter-dealer quotation system of any registered national securities association. Following the proposed transaction, the Company’s common stock will continue to be listed on the NASDAQ Global Market and the number of holders of its common stock will increase as a result of the transaction.

United States Securities and Exchange Commission
July 20, 2007

2.	Please provide for staff review all materials prepared by your financial advisor and provided to your board of directors or other representatives. Provide the board books and all transcripts, summaries, and video presentation materials. We may have further comment based on our review of these materials .
We are providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with Rule 12b-4 under the Exchange Act of 1934, as amended, we respectfully request, on behalf of the Company, that these materials be returned promptly following completion of the Staff’s review thereof. We also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.
3.	Please also provide us with all financial projections and forecasts that were prepared by you or your advisors and exchanged with MatlinPatterson. Please disclose any such material exchanged forecasts in your proxy statement.
In response this request, the materials that were exchanged with MatlinPatterson prior to our execution of the Investment Agreement are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with Rule 12b-4 under the Exchange Act of 1934, as amended, we respectfully request, on behalf of the Company, that these materials be returned promptly following completion of the Staff’s review thereof. We also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.
In response to the Staff’s comment, the disclosure appearing on pages 11, 34, 35, and 36 of the Proxy Statement has been added in order to disclose such material exchanged forecasts.
4.	Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.
Items 14a-6(b) and (c) state:
(b) Eight definitive copies of the proxy statement, form of proxy and all other soliciting materials, in the same form as the material sent to security holders, must be filed with the Commission no later than the date they are first sent or given to security holders. Three copies of these materials also must be filed with, or mailed for filing to, each national securities exchange on which the registrant has a class of securities listed and registered.

United States Securities and Exchange Commission
July 20, 2007

(c) If part or all of the solicitation involves personal solicitation, then eight copies of all written instructions or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, must be filed with the Commission no later than the date the materials are first sent or given to these persons.
On behalf of the Company, we confirm that the Company understands the requirements of this section, and will comply with these requirements to the extent that they apply in connection with the proposed transaction.
5.	We note that you will seek discretion to vote on other business that may come before the meeting or any adjournment, including an adjournment for the purpose of soliciting additional proxies. This action must appear as a separate item for shareholder approval, as it is not an incidental matter as contemplated by Exchange Act Rule 14a-4(c)(7). Refer also to Rule 14a-4(a)(3).
In response to the Staff’s comment, we have revised our notice to shareholders and the disclosure appearing on pages 2, 6, 7, 9, 16, 17, 18, 19, and 62 of the Proxy Statement in order to set out as a separate item for shareholder approval the action of seeking discretion to vote on other business that may come before the meeting or any adjournment, including an adjournment for the purpose of soliciting additional proxies.
6.	We note references throughout your proxy statement to pro forma financial effects of the proposed transaction, the intended use of proceeds, and a strategic plan for the company going forward. To provide investors with a better understanding of the consequences of the transaction on their investment, please revise your disclosure to clarify how you intend to use the proceeds of the private placement and any material effect the transaction will have on your operations or financial position. Refer to Item 11(c) of Schedule 14A.
In response to the Staff’s comment, the disclosure appearing on pages 2, 10, 12 and 24 of the Proxy Statement has been revised in order to describe the purposes for which the net proceeds will be used to the extent that they are currently determinable, in accordance with Item 11(c) of Schedule 14A.
Questions and Answers about his Proxy Material and Voting, page 1
How many votes are needed to approve each proposal, page 6
7.	Please revise to disclose the effect of broker non-votes on Proposal 7.

United States Securities and Exchange Commission
July 20, 2007

In response to the Staff’s comment, the disclosure appearing on pages 7, 9, and 19 of the Proxy Statement has been revised in order to disclose the effect of broker non-votes on Proposal 7.
Summary, page 8
8.	Please revise your discussion of the voting agreement several of your officers and directors entered into with MatlinPatterson to disclose the percentage of unaffiliated shareholders who must vote to approve the proposals needing a majority of your outstanding shares for such proposals to be adopted.
In response to the Staff’s comment, the disclosure appearing on pages 9, 13, and 25 of the Proxy Statement has been revised in order to disclose the percentage of unaffiliated shareholders who must vote to approve the proposals needing a majority of our outstanding             shares.
9.	We note your statement in the third complete paragraph on page 12 that “[t]he assertions embodied in th[e] representations and warranties were made solely for purposes of the contract between the Company and MatlinPatterson . . . .” Please revise here and throughout your agreement, as applicable, to remove any potential implication that the referenced Investment Agreement does not constitute public disclosure under the federal securities laws.
In response to the Staff’s comment, the disclosure appearing on pages 13 and 42 of the Proxy Statement has been revised in order to remove any potential implication that the referenced Investment Agreement does not constitute public disclosure under the federal securities laws.
10.	We also note your statement on page 12 that some of the representations and warranties in the Investment Agreement “may not be accurate or complete as of any specified date. . . .” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.
We note the Staff’s comment and on behalf of the Company acknowledge that, as provided for under securities laws and regulations, the Company is responsible for the adequacy and accuracy of the statements included in the Proxy Statement.
11.	We note your discussion of proposal number 5 on page 14. Please expand your discussion to disclose the difference between the current policy with respect to director liability and that permitted by Section 402(b) of the NYBCL.
In response to the Staff’s comment, the disclosure appearing on pages 15 and 54 of the Proxy Statement has been revised in order to disclose the difference between the Company’s

United States Securities and Exchange Commission
July 20, 2007

current policy with respect to director liability and that permitted by Section 402(b) of the NYBCL.
Proposal No. 2
Approval of the Private Placement, page 21
12.	Please revise to disclose how the target net tangible book was determined.
The disclosure appearing on page 24 of the Proxy Statement has been revised in response to the Staff’s comment to disclose how the target net tangible book value was determined.
13.	Please expand your discussion of the company’s intended operation following completion of this transaction to provide disclosure with respect to Mr. Fensterstock analogous to that which would be required were he a nominee for director at your annual meeting.
In response to the Staff’s comment, the disclosure appearing on page 25 of the Proxy Statement has been revised to provide information with respect to Mr. Fensterstock analogous to that which would be required were he a nominee for director at the Company’s annual meeting.
Background of the Private Placement, page 22
14.	Please expand your discussion to disclose the revisions to the draft letter of intent proposed by your board of directors in its April 26, 2007, meeting. Please also revise to disclose the material differences between the revised letter of intent executed by the parties on April 27 and the draft letter of intent submitted by MatlinPatterson on April 25.
In response to the Staff’s comment, the disclosure appearing on page 27 of the Proxy Statement has been revised in order to disclose the revisions to the draft letter of intent proposed by the Company’s board of directors in its April 26, 2007 meeting and the material differences between the revised letter of intent executed by the parties on April 27 and the draft letter of intent submitted by MatlinPatterson on April 25.
15.	We note your discussion of the May 9 board meeting, including a determination of whether an increase in ownership would affect any supermajority thresholds various corporate documents. Please disclose the result of this evaluation.

United States Securities and Exchange Commission
July 20, 2007

In response to the Staff’s comment, the disclosure appearing on page 28 of the Proxy Statement has been revised to disclose the result of the evaluation of whether the increase in ownership would affect any supermajority thresholds.
Opinion of Our Independent Financial Advisor, page 27
16.	Please revise the discussion of your relationship with Freeman & Co. Securities LLC to disclose the amount you paid with respect to the spring 2006 engagement, the DEPFA transaction, and with respect to delivery of the fairness opinion. If any fees paid to Freeman are contingent upon the adoption of the private placement or the DEPFA transaction, please revise to disclose the amount.
In response to the Staff’s comment, the disclosure appearing on pages 32 of the Proxy Statement has been revised in order to disclose the amounts previously paid and expected to be paid to Freeman with respect to the Spring 2006 engagement, the DEPFA transaction, and with respect to delivery of the fairness opinion in connection with the proposed transaction.
Current Situational Analysis of the Company, page 29
17.	We note a brief discussion of the factors considered in the current situational analysis on page 28. Please revise the disclosure of the summary of this analysis to disclose the specific performance factors on which the analysis was based.
In response to the Staff’s comment, the disclosure appearing on pages 32 and 33 of the Proxy Statement has been revised in order to revise the disclosure of the summary of the current situational analysis to disclose the specific performance factors on which the analysis was based.
Conclusion, page 29
18.	Please disclose the basis for Freeman’s assumption that the financial projections provided by the company were reasonably prepared. Please also indicate whether your board reviewed this information for accuracy and completeness and whether your board found Freeman’s reliance upon those materials to be reasonable.

United States Securities and Exchange Commission
July 20, 2007

In response to the Staff’s comment, the disclosure appearing on page 34 of the Proxy Statement has been revised in order to disclose the basis for Freeman’s assumption that the financial projections provided by the Company were reasonably prepared and to disclose whether the Company’s board of directors reviewed this information for accuracy and completeness and whether the Company’s board of directors found Freeman’s reliance upon those materials to be reasonable.
Summary of Terms of the Private Placement, page 30
Investment Agreement, page 20
19.	Please revise the introductory paragraph to remove the implication that the Investment Agreement and its summary do not constitute public disclosure. Please also revise to clarify that neither you nor MatlinPatterson consider the information contained in the disclose schedules to be information that is required to be disclosed pursuant to the federal securities laws and the representations and warranties should not be relied upon as characterizations of the actual state of facts because they are modified by such schedules.
In response to the Staff’s comment, the disclosure appearing on page 36 of the Proxy Statement has been revised in order to remove the implication that the Investment Agreement and its summary do not constitute public disclosure.
In addition, the disclosure appearing on pages 36 and 37 of the Proxy Statement has been revised in order to clarify that neither the Company nor MatlinPatterson consider the information contained in the disclosure schedules to be information that is required to be disclosed pursuant to the federal securities laws and that the representations and warranties should not be relied upon as characterizations of the actual state of facts because they are modified by such schedules.
Proposal 3
Amend the Certificate of Incorporation to Increase the Company’s Authorized Common Stock from 50,000,000 to 100,000,000 Shares, page 45
20.	Revise your disclosure to provide the statement of preemptive rights required by Item 202(a) of Regulation S-K. See Schedule 14A, Item 11(b).
In response to the Staff’s comment, the disclosure appearing on page 51 of the Proxy Statement has been revised in order to provide the statement of preemptive rights required by Item 202(a) of Regulation S-K.

United States Securities and Exchange Commission
July 20, 2007

Proposal 4
Amended the Certificate of Incorporation to Increase the Company’s Authorized Preferred Stock from 500,000 Shares to 1,500,000 Shares
21.	Revise your discussion of this proposal to provide the information required by Item 202 of Regulation S-K, as required by Item 11(b) of Schedule 14A.
In response to the Staff’s comment, the disclosure appearing on pages 52 and 53 of the Proxy Statement has been revised in order to provide the information required by Item 202 of Regulation S-K, as required by Item 11(b) of Schedule 14A.
Compensation of Executive Officers, page 60
22.	Please revise your disclosure under this heading, including your summary compensation table, to comply with the amendments and new rules adopted by the Commission in its Executive Compensation and Related Person Disclosure rulemaking. Refer to Securities Act Release No. 8732A (Aug. 29, 2006) and Question 7 to our Executive Compensation and Related Person Training Q&A, both of which are available on our website, http://www.sec.gov.
In response to the Staff’s comment, we respectfully direct the Staff to our subsequent conversations regarding the Company’s disclosures currently being in compliance with the Executive Compensation and Related Person Disclosure rules.

United States Securities and Exchange Commission
July 20, 2007

General — Company Statement
     At your request, we hereby acknowledge on behalf of the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (212) 259-6356.

Very truly yours,
/s/ Christopher P. Peterson
Christopher P. Peterson

cc:	Peter McNierney, First Albany Companies Inc. C. Brian Coad, First Albany Companies Inc. Patricia Arciero-Craig, First Albany Companies Inc.